November 10, 2006

Board of Directors
Moscow CableCom Corp.
590 Madison Ave 38th Floor
New York, NY 10022

Re: Moscow CableCom Corp.

Dear Board of Directors of Moscow CableCom Corp.:

This is a commitment of Renova Media Enterprises Ltd. (f/k/a Columbus Nova Investments VIII Ltd.) on its own behalf or on behalf of one or more of its affiliated companies (collectively "Renova Media"), that we will provide Moscow CableCom Corporation (the "Company") and/or its subsidiaries with sufficient capital to ensure that its operations will continue uninterrupted for a period of one year from the Company's filing with the SEC of its Form 10-Q for the period ending September 30, 2006.

Renova Media is not making any representation as to the amount or the nature of such investment. However, we stand prepared to make such investment on such terms as we find acceptable and as may be agreed to by the Company's Board of Directors, with the members of such Board who also have direct affiliation with Renova Media abstaining from such vote, if the situation warrants such abstention. We fully expect that such amount, as may be determined at a later date, will be sufficient to justify the values of the Company's assets as they are recorded as of September 30, 2006.

Sincerely,

By: [signature]
Name: Shakira Burrows
Title: Director

Cc: David R. Van Valkenburg, Chairman MOCC Audit Committee
ZAO PricewaterhouseCoopers Audit, Andy Intrater, Chairman of the Board